UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Media release

London/Paris/Bonn, April 18, 2011

Deutsche Telekom and France Telecom-Orange to form procurement joint venture

•

Procurement 50/50 joint venture to be established in the fourth quarter of 2011

•

1.3 billion Euros combined savings of annual run-rate after three years of implementation for both groups due to technology harmonization and economies of scale

•

Smart industry cooperation and next chapter in partnership announced on February 11, 2011

Deutsche Telekom AG and France Telecom-Orange have agreed to combine their procurement activities of customer equipment, network equipment, service platforms and - starting with four pilot-projects - IT-Infrastructure in a 50/50 joint venture. For this purpose they have today signed a non-binding Term Sheet which will be the basis for final contracts yet to be negotiated.

With this procurement cooperation Deutsche Telekom and France Telecom-Orange will be entering a new era of smart industry cooperation. Both groups will be able to bring sustained benefits and savings to their respective customers as well as ensuring that their businesses will be more competitive. Suppliers will benefit through the harmonization of equipment and features that will enable them to streamline their development activities and further generate synergies and efficiencies.

For Deutsche Telekom and France Telecom-Orange the run-rate after three years of implementation in potential global savings is estimated at above 400 million Euros and below 900 million Euros respectively. Savings from alignment for commercial benefit in network equipment in the first three years of the joint venture operations will be balanced out.

“I am very excited to announce this new project with Deutsche Telekom. By combining our procurement activities, our customers will benefit from the best networks, improved services and the widest choice of devices across our footprint,” said Olaf Swantee, Executive Vice President Europe and Sourcing at France Telecom-Orange. “The new joint venture will offer a more efficient sourcing organisation that will lead to more effective partnerships with suppliers. This will enable us to drive innovation and shape the development of technology in a way that meets customers’ needs.”

“Operators are expected to invest more than ever in networks and infrastructure as data usage increases exponentially and efforts to reduce the digital divide are being ramped-up,” said Edward R. Kozel, Chief Technology and Innovation Officer of Deutsche Telekom. “With France Telecom-Orange we have an experienced and trusted partner who shares the same approach regarding economies of scale as well as customer benefits in technology harmonization.”

The jointly owned and operated entity will have two operational units in Bonn and Paris, and will provide measurable value in terms of experience and economies of scale for the benefit of both groups and their respective customers. The partnership expects significant synergy benefits through best practise sharing, leveraging global scale and harmonized technology processes.

The operational units in Paris and Bonn will be staffed by employees from the respective procurement departments of both groups that already deal with purchasing customer equipment, network technology, service platforms, IT-Infrastructure and procurement engineering. Deutsche Telekom and France Telecom-Orange are currently in talks with unions and its social partners regarding the necessary set-up processes. The final agreement is expected to be signed in the coming weeks, and remains subject to the necessary board approvals at Deutsche Telekom and France Telecom-Orange. In addition, the creation of the procurement joint venture will be subject to antitrust clearance.

The procurement joint venture is the result of bilateral exploratory talks between Deutsche Telekom and France Telecom-Orange, following the joint announcement in February this year to identify potential areas of cooperation in radio access network sharing in Europe, WiFi roaming, equipment harmonization, Machine-to-Machine (M2M) services and a set of new growth business development areas.

Deutsche Telekom AG

Corporate Communications

Tel.: +49 228 181 – 4949

E-Mail: press@telekom.de

Further information for the media at: www.telekom.com/medien

France Telecom-Orange

Béatrice Mandine / Olivier Emberger, +33 1 44 44 93 93

service.presse@orange-ftgroup.com

France Telecom’s disclaimer

This press release contains forward-looking statements about France Telecom’s business. Although France Telecom believes these statements are based on reasonable assumptions, they should be treated with caution. France Telecom’s business is subject to numerous risks and uncertainties beyond France Telecom’s control, including those described in the “Risk Factors” sections of France Telecom’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and France Telecom’s Registration Document filed with the French Autorité des marchés financiers, and including also matters not yet known to France Telecom or not currently considered material by France Telecom. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these forward-looking statements prove incorrect, the actual results of the agreement may be materially different from those expressed or implied by such statements. There can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements to take new information or future events into account or otherwise.

About Deutsche Telekom

Deutsche Telekom is one of the world’s leading integrated telecommunications companies with around 129 million mobile customers, approximately 36 million fixed-network lines and more than 16 million broadband lines (as of December 31, 2010). The Group provides products and services for the fixed network, mobile communications, the Internet and IPTV for consumers, and ICT solutions for business customers and corporate customers. Deutsche Telekom is present in over 50 countries and has around 247,000 employees worldwide. The Group generated revenues of EUR 62.4 billion in the 2010 financial year – more than half of it outside Germany (as of December 31, 2010).

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 169,000 employees worldwide, including 102,000 employees in France, and sales of 45.5 billion euros in 2010. Present in 32 countries, the Group had a customer base of 209.6 million customers at the end of 2010, including 139.7 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 31 December 2010, the Group had 150.4 million mobile customers and 13.7 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 19, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer